Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

February 16, 2006

VIA EDGAR AND COURIER

Peggy Kim

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Apple REIT Seven, Inc.

Amendment No. 3 to Registration Statement

on Form S-11, Filed December 1, 2005

File No. 333-125546

Dear Ms. Kim:

We are responding on behalf of our client, Apple REIT Seven, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Principal Executive Officer, dated December 11, 2005.

This letter, together with pre-effective Amendment No. 4, responds to the comments in your letter dated December 11, 2005. Pre-effective Amendment No. 4 is marked to show changes from pre-effective Amendment No. 3 to the Registration Statement on Form S-11 filed December 1, 2005. A copy of the marked document is included with the copy of this letter being delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of pre-effective Amendment No. 4 marked “Courtesy Copy” included in this package.

This letter repeats the comments from your letter dated December 1, 2005 together with responses on behalf of the Company.

General

1.	We note your response to comment 1 in our letter dated September 8, 2005. Please confirm that you will obtain exemptive relief from the Division of Market Regulation prior to the commencement of the unit redemption program.

February 16, 2006

This will confirm that before the Company begins its Unit Redemption Program, it will obtain exemptive relief relative to Regulation M from the Division of Market Regulation, as previously referred to in correspondence between us.

Financial Statements

2.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Also, revise your accounting policy for start up costs disclosed in note 1, page F-4, to expense these costs as incurred in accordance with SOP 98-5.

The financial statements have been updated and revised as requested. Please see pages F-1 through F-11 in the current filing and in particular page F-7, and page 89, in the current filing with reference to start-up costs.

Part II, Information Not Required in Prospectus

Item 36. Undertakings, page II-4

3.	Please revise to include all of the undertakings described in Item 512(a) of Regulation S-K. Refer to Questions 3 and 4, Securities Offering Reform Transition Questions and Answers (Sept. 13, 2005) (http://www.sec.gov/divisions/corpfin/transitionfaq.htm).

The revised and updated undertakings have been added. Please see pages II-4 through II-6 in the current filing.

Exhibits 5.1 and 8.1

4.	Please file the signed and dated legal and tax opinions with your next amendment.

Signed and dated legal and tax opinions are included in the current filing as Exhibits 5.1 and 8.1. These are included in the “Courtesy Copy”

Various other disclosure changes were made in the current filing in response to comments received from various state securities administrators. Please do not hesitate to contact the undersigned if you need any additional information in this regard.

As indicated in your letter dated July 5, 2005, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but expects that it will request acceleration quite soon and will, when such request is made, provide the acknowledgments requested in your letter dated July 5, 2005.

February 16, 2006

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying pre-effective Amendment No. 4 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

Martin B. Richards

MBR/smk

cc:	Charito A. Mittelman (SEC)

Yolanda Crittenden (SEC)

Glade M. Knight

David S. McKenney

February 16, 2006

bcc: (w/encl.)

D. Buckley

B. Peery

C. Bowes

H. Sibley

A. Chodosh

J. Pickard

P. Neuman

N. Harb